PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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MAY 25 2021

Washington, DC

ANNUAL / ...ED REPORT
FO...

21004549

SEC FILE NUMBER
8-33443

F...

Information Required of Brokers and Dealers Pursu... 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2020 AND ENDING 3/31/2021
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carnes Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8889 Pelican Bay Blvd., Suite 500
(No. and Street)

Naples FL 34108
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John F. Cheever (239) 254-2520
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ohab and Company, P.A.
(Name – *if individual, state last, first, middle name*)

100 E. Sybelia Ave., Suite 130 Maitland FL 32751
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John F. Cheever, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carnes Capital Corporation, as of March 31, 20 21, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NANCY I. DILLARD
Notary Public - State of Florida
Commission # GG 357241
My Comm. Expires Aug 18, 2023
Bonded through National Notary Assn.

John F Cheever
Signature

Chief Financial Officer
Title

Nancy I. Dillard
Notary Public NANCY I. DILLARD

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Carnes Capital Corporation

Statement of Financial Condition

March 31, 2021

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of Carnes Capital Corporation

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Carnes Capital Corporation as of March 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Carnes Capital Corporation as of March 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Carnes Capital Corporation's management. Our responsibility is to express an opinion on Carnes Capital Corporation's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Carnes Capital Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Carnes Capital Corporation's auditor since 2019.

Maitland, Florida

May 21, 2021

Carnes Capital Corporation
Statement of Financial Condition
March 31, 2021

Assets		
Cash and cash equivalents	$	455,177
Receivable from clearing broker		59,925
Property and equipment at cost, less accumulated depreciation and amortization of $1,818,201		3,927
Operating lease asset		189,123
Other assets		15,347
Total assets	$	723,499
Liabilities and Stockholder's Equity		
Liabilities		
Operating lease liability	$	202,456
Accrued expenses		52,594
Total liabilities		255,050
Commitments and contingencies (Note 6)		
Stockholder's Equity		
Common stock, $1 par value; 200,000 shares authorized; 105,600 shares issued and outstanding		105,600
Additional paid-in capital		4,382,726
Accumulated deficit		(4,019,877)
Total stockholder's equity		468,449
Total liabilities and stockholder's equity	$	723,499

The accompanying notes are an integral part of this financial statement.

1. Summary of Significant Accounting Policies

Organization
Carnes Capital Corporation (the "Company"), wholly owned by Pelican Bay Holdings, LLC, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides securities trading and brokerage services to clients of an affiliated entity.

Cash and Cash Equivalents
The Company considers money market instruments with original maturities of 90 days or less to be cash equivalents. Cash equivalents at March 31, 2021 represent money market accounts at an unaffiliated bank and an unaffiliated broker-dealer. At times these balances may be in excess of allowable federally insured limits.

Receivable from Clearing Broker
Receivable from clearing broker represents commissions and interest receivable from the Company's clearing broker. Such amounts are not collateralized and are expected to be fully collectible.

Property and Equipment
Property and equipment are recorded at cost. Depreciation is provided on a straight-line basis using an estimated useful life of five to seven years for equipment and seven years for furniture and fixtures. Software is amortized on a straight-line basis using an estimated useful life of three years. Leasehold improvements are amortized on a straight-line basis over the lesser of the useful life of the improvement or the term of the lease.

Clearing Arrangements
Pursuant to agreements between the Company and its correspondent clearing broker, securities transactions effected by the Company are cleared on a fully disclosed basis through the correspondent clearing broker.

Significant Judgments
Revenue from contracts with customers includes commission income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Brokerage Commissions
The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

1. Summary of Significant Accounting Policies (Continued)

Use of Estimates

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America that require management to make assumptions and estimates that affect the amounts and disclosures presented. Actual results could differ from those estimates and the differences could have a material impact on the financial statements.

Income Taxes

Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

These calculations are based on many complex factors including estimates of the timing of reversals of temporary differences, the interpretation of federal and state income tax laws, and a determination of the differences between the tax and the financial reporting basis of assets and liabilities. Actual results could differ significantly from the estimates and interpretations used in determining the current and deferred income taxes.

FASB ASC 740 requires a reduction of the carrying amounts of deferred tax assets by a valuation allowance, if based on the available evidence, it is more likely than not that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed periodically based on the FASB ASC 740's more-likely-than-not realization threshold criterion. In the assessment for a valuation allowance, appropriate consideration is given to all positive and negative evidence related to the realization of the deferred tax assets. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carryforward periods, our experience with loss carryforwards not expiring unused and tax planning alternatives. Based upon the level of historical taxable income and projections for future taxable income over the expiration period of the operating loss carryforwards, management does not believe that it is more likely than not that the Company will realize the benefits of the operating loss carryforwards nor other deferred tax assets and accordingly, has recorded a full valuation allowance as of March 31, 2021.

The Company follows the provisions of accounting for uncertainty in income taxes. These rules establish a standard for tax benefits to meet before they can be recognized in a company's financial statements. The Company can recognize in financial statements the impact of a tax position taken, or expected to be taken, if it is more likely than not that the position will be sustained on audit based on the technical merit of the position. See Note 4 – Income Taxes for additional disclosures. The Company recognizes both interest and penalties as a component of other operating expenses, if applicable.

2. Property and Equipment

The balances of property and equipment at March 31, 2021 are:

Leasehold improvements	$ 1,189,653
Office equipment	109,590
Office furniture	48,597
Software	474,288
	1,822,128
Less: Accumulated depreciation and amortization	(1,818,201)
	$ 3,927

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule pursuant to Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital equal to $100,000 or 6-2/3% of total aggregate indebtedness, whichever is greater, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related ratio of aggregate indebtedness to net capital, as defined, may fluctuate on a daily basis.

As of March 31, 2021, the Company had net capital of $448,770, which was $348,770 in excess of required minimum net capital of $100,000. The Company's percentage of aggregate indebtedness to net capital was 11.72%, which does not exceed the maximum allowable percentage of 1,500%.

The Company claims exemption from the SEC's Customer Protection Rule ("Rule 15c3-3") pursuant to section (k)(2)(ii) of Rule 15c3-3 since all customer transactions are cleared through other broker-dealers on a fully-disclosed basis.

4. Income Taxes

The Company's federal and state income taxes are recorded as a benefit and expense for income taxes and income taxes receivable.

The income tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows:

Deferred income tax assets, net	
Accrued expenses	$ 8,513
Depreciation	150,169
Federal net operating loss carryforward	267,775
State net operating loss carryforward [1]	202,423
	628,880
Less: valuation allowance	(628,880)
Net deferred income tax asset	$ -

[1] The state net operating loss carryforward related to the Company's allocated portion of state net operating losses due to combined filings with Legg Mason (former owner) and separate company filing with the State of Florida. The net operating loss carryforward by state is as follows: Florida ($4,403,360), California ($35,403), Illinois ($120,075) and Minnesota ($16,447). The state net operating loss carryforward expires during the 2037 tax filing year.

The Company has analyzed its tax positions taken on federal and state income tax returns for all open tax years and has concluded that there are no material uncertain tax positions that would require disclosure in the Company's financial statements. U.S. federal and the State of Florida are the Company's principle taxing jurisdictions and fiscal years after 2017 are open with each of these authorities.

The valuation allowance increased from the March 31, 2020 balance of ($589,583) to ($628,880) at March 31, 2021. The federal net operating loss carryforward is $1,275,118 and expires through the 2040 tax filing year.

5. Employee Benefits

The Company's employees participate in a 401(k) salary deferral plan primarily sponsored by Private Capital Management, LLC. Private Capital Management, LLC is an affiliate to the Company due to common ownership. Employees may elect pre-tax contributions up to $19,500 per year (adjusted annually in accordance with regulations) to the 401(k) plan pursuant to salary reduction agreements. In calendar year 2020, the Company matched 100% of employee contributions up to the maximum contribution cap which is the lessor of 4.0% of eligible employee compensation or $11,400. The maximum match contribution cap for calendar year 2021 was increased to the lessor of 4.0% of eligible employee compensation or $11,600.

6. Commitments and Contingencies

Under an operating lease for all affiliates, with remaining non-cancelable terms in excess of one year as of March 31, 2021, minimum aggregate annual rentals for office space and equipment are as follows:

Year Ending	
2022	$ 357,036
2023	367,794
2024	378,791
2025	390,146
2026	401,860
Thereafter	484,993
	$ 2,380,620

Amounts reported in the balance sheet as of March 31, 2021 were as follows:
Operating leases:

Operating lease ROU assets	$189,123
Operating lease liabilities	$202,456

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

6. Commitments and Contingencies (Continued)

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At March 31, 2021, the Company has recorded no liabilities, and during the year then ended incurred no costs, with regard to this right.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties, and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as they would involve future claims that may be made against the Company that have not yet occurred.

As of March 31, 2021, there were no commitments or contingencies other than disclosed above.

7. Related Party Transactions

The Company has significant transaction with affiliates. One affiliate serves as an investment advisor to the Company's clients. The Company shares various assets with the affiliate investment advisor and the Company pays for those expenses.

8. Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution and settlement of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

The Company maintains all of its cash and cash equivalents in a commercial bank and broker dealer located in Naples, Florida and Jersey City, New Jersey. Balances on deposits are insured by the Federal Deposit Insurance Corporation ("FDIC") or the Securities Investor Protection Corporation ("SIPC") up to specified limits. Balances in excess of FDIC or SIPC limits are uninsured. Total cash and cash equivalents held by these institutions were $455,177 at March 31, 2021. Cash and cash equivalents not subject to FDIC or SIPC limits and uninsured at March 31, 2021 were approximately $34,190.

9. Fair Value Measurements

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The following schedule details the level of the Company's financial instruments measured on a recurring basis:

Fair Value Hierarchy
For the Fiscal Year ending 3/31/2021
Fair Value Measurement at Reporting Date

	Level 1	Level 2	Level 3	Total
Assets as of 3/31/2021				
Money Market Instruments	$ 20,273	$ -	$ -	$ 20,273
Total Investments in the Fair Value Hierarchy	$ 20,273	$ -	$ -	$ 20,273

10. Subsequent Events

The Company has evaluated subsequent transactions and events after the balance sheet date through the date on which these financial statements were issued, and except as already included in the notes to the financial statements, has determined that no additional items require disclosure.